SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2016

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-8344

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

L Brands, Inc. 401(k)
Savings and Retirement Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:

L Brands, Inc.

Three Limited Parkway
Columbus, Ohio 43230

Financial Statements and Supplemental Schedule
L Brands, Inc. 401(k) Savings and Retirement Plan
Years Ended December 31, 2016 and 2015
With Report of Independent Registered Public Accounting Firm

L Brands, Inc. 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2016 and 2015

Contents

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of
L Brands, Inc. and
Plan Administrator of the L Brands, Inc.
401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of L Brands, Inc. 401(k) Savings and Retirement Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the L Brands, Inc. 401(k) Savings and Retirement Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of L Brands, Inc.'s 401(k) Savings and Retirement Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Grandview Heights, OH
June 26, 2017

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

		December 31,		
		2016		**2015**
Assets				
Investments at fair market value	$	1,138,694,053	$	1,164,874,094
Investments at contract value		145,376,673		142,651,072
Total investments		1,284,070,726		1,307,525,166
Receivable for contributions from employer		41,647,268		39,647,104
Cash and cash equivalents		92,019		699,124
Due from brokers		1,603,627		177,627
Accrued other earnings		299,111		209,086
Accrued interest and dividends		2,215		1,007
Total assets		1,327,714,966		1,348,259,114
Liabilities				
Due to brokers		1,041,663		218,334
Administrative expenses payable		427,679		426,553
Total liabilities		1,469,342		644,887
Net assets available for benefits	$	1,326,245,624	$	1,347,614,227

See accompanying notes.

L Brands, Inc. 401(k) Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2016	**2015**
Additions:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ (61,945,224)	$ 25,091,268
Dividends and interest from investments	32,973,353	30,038,064
Total investment income (loss)	(28,971,871)	55,129,332
Contributions:		
Employer	67,116,972	63,721,710
Participant deferrals	45,985,440	43,447,209
Participant rollovers	3,494,421	4,112,566
Total contributions	116,596,833	111,281,485
Total additions	87,624,962	166,410,817
Deductions:		
Distributions to participants	106,835,544	111,902,589
Administrative expenses	2,158,021	2,216,604
Total deductions	108,993,565	114,119,193
Net increase (decrease)	(21,368,603)	52,291,624
Net assets available for benefits:		
Beginning of year	1,347,614,227	1,295,322,603
End of year	$ 1,326,245,624	$ 1,347,614,227

See accompanying notes.

1. Description of the Plan

General

The L Brands, Inc. 401(k) Savings and Retirement Plan (the "Plan") is a defined contribution plan covering eligible employees of L Brands, Inc. and its affiliates (the "Employer"). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of October 1, 2011) for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Eligibility

Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.

Contributions

Employer contributions

The Employer provides a matching contribution of 100% of each eligible participant's voluntary contributions up to 4% of annual eligible compensation.

The Employer also provides a non-elective annual contribution equal to a percentage of annual eligible compensation to eligible participants who are one of the following:

- Employed on the last day of the Plan year, having completed 1,000 hours of service during the Plan year
- Involuntarily terminated without cause during the Plan year
- Voluntarily terminated during the Plan year, and as of the last day of the Plan year are age 55 or above and have a minimum of seven years of vested service

Annual contributions are determined based on each participant's annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings up to Social Security Wage Base	Earnings above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%

Annual eligible compensation used to determine Employer contributions is based on each participant's qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the "Code"). The annual compensation limit was $265,000 for the years ended December 31, 2016 and 2015.

Participant voluntary contributions

Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($18,000 for the years ended December 31, 2016 and 2015). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.

Plan participants who will be age 50 or greater at the end of the Plan year, and whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary "catch-up" contributions to the Plan. Catch-up contributions are limited to the maximum permitted under Section 414(v) of the Code adjusted annually ($6,000 for the years ended December 31, 2016 and 2015). Catch-up contributions are not eligible for Employer matching contributions.

Investment Options

Both the Employer and participant contributions are directed solely through each participant's election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan administrator periodically reviews and may make changes to the investment choices available. On February 27, 2015, the Plan replaced the PIMCO Total Return Fund with the Metropolitan West Total Return Bond Fund. The Plan's investment alternatives as of December 31, 2016 include mutual funds, a pooled account of the Employer's common stock, a pooled account of synthetic investment contracts, and self-directed brokerage accounts.

If a participant makes no investment fund election, all contributions made into such participant's account are invested into the Plan's qualified default investment alternative ("QDIA"). The Plan's QDIA is the age-appropriate T. Rowe Price Retirement target date fund, selected based on the participant's date of birth.

Participant Accounts

Each participant's account is credited with the participant's and Employer's contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant's account.

Vesting

Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Employer non-elective contributions during their first six years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

Employees hired on or after January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.

Payment of Benefits

The full value of a participant's account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant's account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan. Terminated participants age 70½ or greater are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code.

Qualifying, actively-employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives.

Participants whose benefit payments include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.

Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.

Amounts Allocated to Participants Withdrawn From the Plan

Amounts allocated to participants withdrawn from the Plan but not yet paid were $160,453 and $393,275 as of December 31, 2016 and December 31, 2015, respectively.

Forfeitures

Forfeitures are used to reduce the Employer's contributions to the Plan. Forfeitures were $2,625,628 and $2,487,906 for the years ended December 31, 2016 and 2015, respectively. There were no unused forfeitures at December 31, 2016 or 2015.

Administrative Expenses

Plan participants pay administrative expenses of the Plan through fees deducted directly from participant accounts on a per-participant basis. Revenue sharing arrangements between the Plan's investment funds and the Plan's trustee are not used to pay the Plan's administrative expenses, but rather are credited into the accounts of the participants invested in the respective investment funds which generated such amounts. Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements.

Revenue sharing and sub-transfer fees received by the Plan from its investment funds are credited directly into the Plan's trust accounts and are reported in the Plan's financial statements within dividends and interest from investments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, with the exception of benefit payments, as required by Accounting Standards Codification ("ASC") 962, Plan Accounting - Defined Contribution Pension Plans, including investment valuation and income recognition. The Plan year is January 1 through December 31.

Use of Estimates

The Plan prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Notes 1, 3 and 4. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could have a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments (except for fully benefit-responsive investment contracts, which are reported at contract value) are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan's synthetic fully benefit-responsive investment contract is reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and funds used to pay administration expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

3. Fair Value Measurements

The authoritative guidance included in ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2016 and 2015. The Plan's investments are held by Wells Fargo Bank, N.A., trustee of the Plan.

| | Assets at Fair Value as of December 31, 2016 | | | |
	Level 1	Level 2	Level 3	Total
Employer common stocks	$ 246,905,531	$ —	$ —	$ 246,905,531
Mutual funds	878,164,758	—	—	878,164,758
Self-directed accounts	13,623,764	—	—	13,623,764
Total assets at fair value	$ 1,138,694,053	$ —	$ —	$ 1,138,694,053

| | Assets at Fair Value as of December 31, 2015 | | | |
	Level 1	Level 2	Level 3	Total
Employer common stocks	$ 363,219,316	$ —	$ —	$ 363,219,316
Mutual funds	790,883,143	—	—	790,883,143
Self-directed accounts	10,771,635	—	—	10,771,635
Total assets at fair value	$ 1,164,874,094	$ —	$ —	$ 1,164,874,094

4. Fully Benefit-Responsive Investment Contracts

Nature of Investment Contracts

The Plan, under its Stable Value Fund investment option, holds a portfolio of synthetic investment contracts (SIC). These contracts meet the fully benefit-responsive investment contact criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

	2016	2015
Synthetic Investment Contracts	$ 145,376,673	$ 142,651,072

In a SIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the "contract value" of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by the Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates. However, they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan's assets.

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments, including accrued interest, the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract's crediting rate to fall below 0%, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract's crediting rate at a minimum of 0%. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer's election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is possible, they do not consider these or other events to limit the ability of the Plan to transact at contract value to be probable of occurring.

Issuer-Initiated Contract Termination

Wrapper contracts generally are evergreen contracts that contain termination provisions. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, uncured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a guaranteed investment contract, at the hypothetical market value based upon a contractual formula).

5. Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 27, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has subsequently been amended, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6. Plan Administration

The Retirement Plan Committee is the Plan's administrator, having been appointed by the Board of Directors of the Employer.

7. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. L Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

8. Related Party and Parties-in-Interest Transactions

Wells Fargo Bank, N.A., trustee of the Plan, its subsidiaries, and affiliates maintain and manage certain investments of the Plan, for which the Plan is charged investment expenses. The Plan also invests in the common stock of the Employer.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,	
	2016	**2015**
Net assets available for benefits per the financial statements	$ 1,326,245,624	$ 1,347,614,227
Amounts allocated to withdrawing participants	(160,453)	(393,275)
Net assets available for benefits per Form 5500	$ 1,326,085,171	$ 1,347,220,952

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year Ended December 31, 2016
Benefits paid to participants per the financial statements	$ 106,835,544
Amounts allocated to withdrawing participants:	
At December 31, 2016	160,453
At December 31, 2015	(393,275)
Benefits paid to participants per Form 5500	$ 106,602,722

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.

Supplemental Schedule

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	**Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value**	**Current Value****
	Common Stock		
*	L Brands, Inc.	Common Stock - 3,750,084 - shares	$ 246,905,531
	Mutual Funds		
	Vanguard Institutional Index Fund	Mutual Fund - 789,379 - shares	160,899,210
	T. Rowe Price Retirement 2040	Mutual Fund - 4,954,273 - shares	114,988,672
	T. Rowe Price Retirement 2030	Mutual Fund - 4,228,603 - shares	95,270,425
	Nuveen Winslow Large-Cap Growth Fund	Mutual Fund - 2,148,049 - shares	73,184,046
	Dodge & Cox Stock Fund	Mutual Fund - 484,327 - shares	89,261,451
	Artisan International Investor Shares	Mutual Fund - 2,032,504 - shares	52,052,431
	Hartford Midcap Holdings Fund	Mutual Fund - 1,569,272 - shares	53,088,485
	T. Rowe Price Retirement 2020	Mutual Fund - 2,201,627 - shares	44,935,207
	Metropolitan West Total Return Bond Fund	Mutual Fund - 4,339,825 - shares	45,698,360
	T. Rowe Price Retirement 2050	Mutual Fund - 3,036,677 - shares	39,901,933
	T. Rowe Price Retirement 2045	Mutual Fund - 1,256,495 - shares	19,626,445
	T. Rowe Price Retirement 2055	Mutual Fund - 1,447,229 - shares	19,060,004
	T. Rowe Price Retirement 2035	Mutual Fund - 849,336 - shares	13,835,685
	T. Rowe Price Retirement 2010	Mutual Fund - 420,123 - shares	7,289,138
	RidgeWorth Mid-Cap Value Equity Fund	Mutual Fund - 718,923 - shares	9,899,573
	Prudential Jennison Small Company Fund	Mutual Fund - 275,492 - shares	6,677,930
	RidgeWorth Small Cap Value Equity Fund	Mutual Fund - 875,112 - shares	11,218,931
	T. Rowe Price Retirement 2025	Mutual Fund - 383,027 - shares	5,936,917
*	Wells Fargo Government Money Market fund	Mutual Fund - 1,583,105 - shares	1,583,105
	T. Rowe Price Retirement 2015	Mutual Fund - 226,744 - shares	3,215,226
	T. Rowe Price Retirement 2005	Mutual Fund - 106,398 - shares	1,368,277
	T. Rowe Price Retirement 2060	Mutual Fund - 174,132 - shares	1,765,695
	Other		
	Self Directed Brokerage Accounts		13,623,764
	Pooled Stable Value Fund		
*	Wells Fargo Government Money Market fund	Mutual Fund - 7,407,612 - shares	7,407,612
	Synthetic Contracts and Underlying Investments		
	Voya Financial	Contract Wrapper - 1.82%	10,369
	Transamerica Premier Life Insurance Company	Contract Wrapper - 1.88%	(58,186)
	Pacific Life Insurance	Contract Wrapper - 1.99%	(76,945)

L Brands, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year) (continued)
December 31, 2016

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	**Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value**	**Current Value****
	Prudential Ins Co	Contract Wrapper - 2.11%	(294,243)
	American General Life	Contract Wrapper - 1.68%	(56,422)
	Invesco Short Term Bond Fund	Collective Fund - 27,067,007 - units	44,626,349
	Jennison 1-5 Year Government/Credit Fund	Collective Fund - 20,231,627 - units	22,461,274
	Voya Short Duration Bond Fund	Collective Fund - 14,077,518 - units	15,309,090
	Invesco Intermediate Government/Credit Fund	Collective Fund - 6,848,959 - units	13,924,870
	Jennison Intermediate Government/Credit Fund	Collective Fund - 5,812,495 - units	11,136,706
	PIMCO Intermediate Government/Credit Fund	Collective Fund - 4,450,722 - units	11,101,597
	BlackRock Intermediate Government/Credit Fund	Collective Fund - 5,566,179 - units	9,530,272
	GSAM Core Fixed Income Fund	Collective Fund - 2,821,923 - units	4,439,824
	Invesco Core Fixed Income Fund	Collective Fund - 2,493,490 - units	4,435,099
	BlackRock Core Fixed Income Fund	Collective Fund - 2,610,279 - units	4,434,300
	PIMCO Core Fixed Income Fund	Collective Fund - 2,436,788 - units	4,452,719
			$ 1,284,070,726

Note: Column (d) omitted for participant-directed investments.

* Represents a party-in-interest

** Participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L Brands, Inc. 401(k) Savings and Retirement Plan

Date: June 26, 2017   By: /s/ MARY KAZAN

Mary Kazan
Senior Vice President, Total Rewards

<u>INDEX TO EXHIBITS</u>

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements pertaining to the L Brands, Inc. 401(k) Savings and Retirement Plan:

Registration Statement (Form S-8 No. 33-49871);
Registration Statement (Form S-8 No. 333-110465);
Registration Statement (Form S-8 No. 333-04927);
Registration Statement (Form S-8 No. 333-04941);
Registration Statement (Form S-8 No. 333-118407);
Registration Statement (Form S-8 No. 333-161841);
Registration Statement (Form S-8 No. 333-176588); and
Registration Statement (Form S-8 No. 333-206787)

of our report dated June 26, 2017, with respect to the financial statements and schedule of the L Brands, Inc. 401(k) Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2016.

/s/ Ernst & Young LLP

Grandview Heights, Ohio
June 26, 2017